Filed by Trident Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Trident Acquisitions Corp.

Commission File No. 001-38508

Speaker 1: Welcome to the Deal Maker Show, the number one place for entrepreneurs and makers to learn about leveraging and generating status, frame control and narrative power to close big deals. Here’s your host investment banker, deal making expert and best-selling author of Pitch Anything and Flip The Script Mr. Oren Klaff.

Oren Klaff: I’m Oren Klaff and this is the Deal Maker podcast. I’m here with Tony DiMatteo and the CEO and founder of Lottery.com, which is fascinating to me. I got to put it to you right off the bat. Is this a sin company? Is this tobacco, alcohol, lasers for fighting forces but hacking lottery tickets? Is this on the sin side? Why does the world need lottery.com?

Tony DiMatteo: Well, that’s a good question. We’re not lasers. We don’t have any lasers but I would like to get lasers if we can get them. Like honestly, I see us as an entertainment company or a media company really. Which is that we let people play the games that they already like right now, which is like Powerball and Mega Millions [unintelligible 00:01:19] state games, et cetera. They can do that from their phone.

Honestly, all we’re doing is taking something that’s like a legacy industry which is paper-based, you walk in with paper money, you walk out with a paper ticket. That’s how the game has been for a very long time. All we’re doing is just making that available to everybody through their phone.

Oren: Here’s the question I have. You’ve been doing this for six years.

Tony: That’s right.

Oren: By the way, here’s not the question I have. I have a million questions because if you thought there was gonna be like, “Oh, I got to jump on with this guy Oren in 15 minutes and [unintelligible 00:01:56]” No, you’re going to be here for four hours. I have a million questions.

Tony: I love it.

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Oren: All right. Six years ago, when you started, how similar is what you are today to the vision that you started with?

Tony: That’s a good question. When we started actually my co-founder Matt Clemenson, he gets the credit for having the idea for the company. Which was like he was on a Christmas break. He went to his mother-in-law’s and she’s disabled so he goes to, he does all the handyman stuff like around the house. He went through her glove box and it was stuffed with Powerball tickets that were expired. His thought was like, it’s a little bit crazy that people are playing and maybe they won. Like, you might have a billion dollar ticket in your glove box but nobody knows about it because you just forget about it. That was like the very [unintelligible 00:02:54] the start of the actual idea. The idea was like, how do we actually make lottery available to absolutely everybody and bring it online. The lottery is such a legacy industry, you walk in with paper money, you walk out with paper ticket and that’s the entire transaction. Then if you remember to actually check your numbers after the fact, then maybe you won, maybe you didn’t.

That was the idea and it’s such a giant market of what’s possible. At the time, I was running an IT company that catered to VCs in the Valley, Matt was running a concierge company, it’s actually one of the largest in the world. We both just threw all that away and just dove into this, no lottery experience, no gaming experience. We just realized like, “This is the opportunity of our lives, we need to go do this 100%.”

Oren: Oh, my God. Let me ask a question. Was it hard?

Tony: Well, absolutely.

[crosstalk]

Oren: That’s my question, [unintelligible 00:03:57] where’s the rest of the question? That’s it. Was it hard?

Tony: It was incredibly hard in so many different ways, I guess. One is, how do we do this? What’s the legal way to play the lottery online? That was a huge hill to climb. Then for us personally is obviously, I’m just a hardcore entrepreneur, I barely graduated high school, I didn’t do any college. I just got into tech because I thought, “This is the future, I’m going to go do this.” When I met Matt, my cofounder is, our thesis, we were both running separate companies at the time, is we should be number one best friends forever and we’re just going to split everything we ever do.

I’ll say this, our thesis was, we should build things that should exist or that are inevitable to exist, things that are going to happen no matter what just in the long trend of the world and universe. What are those trends going to be? How can we be the people who build that? Eventually, and we built some actually very cool tech in totally unrelated spaces and we got some patents on that. It was awesome, but once we found lottery, it was like, “This is like the biggest pie that we can imagine and we have an opportunity to go and do this. Maybe we’ll be the guys that go build this.” We did it.

I’ll say we are the right combination of smart, stupid and stubborn to go and do this because everybody told us originally, “There’s no way you can do this. Nobody’s ever going to allow you to do this, no state is going to allow you to operate,” but we were smart enough to understand that the world and then see what’s what’s possible. We were dumb enough to just ignore everybody who told us no and we were just stubborn as fuck, and said we’re going to make this thing happen and that’s how we do things.

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Oren: This is what I tell my little boy, he’s a race car driver. Well, he’s seven years old.

Tony: Awesome. My son is six and a half.

Oren: Oh, really?

Tony: I love it. Yes.

Oren: I want to hear about him just really quick. My son is seven years old and he drives Formula Five, which looks like a go-cart. This thing goes 65 miles an hour, it’s insane. This is what I tell him, a straight road does not make a skilled driver. Get fast in the turns. I know you can go fast on the back straight, seven years old, hits 61 miles an hour in the back street. That’s not going to make you a driver. What makes a driver is the hard part, the [unintelligible 00:06:53] straight roads don’t make skilled drivers. Well, tell me about your son. What does he do?

Tony: One it’s like, he’s so much smarter than I was when I was his age. I just remember being a very stupid kid. I was so dumb through most of my life. He’s so much smarter and just better than I am. He’s just a kind person who, he’s all about sharing and understands things and understands life. It’s wild. It’s like, even just understanding life and death and what happened? He’s so far ahead of me than I was and all of that, which I’m very encouraged by. He’s just a— overall, I didn’t reach his level of maturity until I was probably well into my 20s. He’s just a good person.

Oren: I totally agree. I have a life coach and a spiritual advisor, it’s my seven year old.

[laughter]

Tony: It’s good. They check you. All the time, I’ll say something and he’s like, “Daddy, that’s a bad word. You shouldn’t say that. Why did you say this to this person?” I’m like, “You know, you’re right. I shouldn’t have said that.” He’s a better person than I will ever be probably.

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Oren: What sports or activities does he do?

Tony: Because of COVID, he’s been limited to a lot of that. He’s big into video games obviously because that’s an easy thing. He’s been digital since he was six months old. When he was six months old, he could swipe an iPad, unlock it, go find the apps that he likes, which taught him colors and letters and numbers and blocks and games and all this stuff.

Separate from all the lottery stuff, I think the future of education is definitely online at the earliest age. Literally, my point is how much smarter he is than I was. I could not have unlocked an iPad when I was six months old. There’s no way but this is the world that he’s born into and he’s so adaptable to it and I don’t think we understand what humans are capable of at a young age.

Oren: Let me tell you what humans are capable of. I got my son into the school for X-Men here in Rancho Santa Fe. We visited the school campus and like kids taking their glasses off and looking at obstructures and blowing them up. Then a little girl was going like this and freezing a wall of water. Then other kids are like, “Hey, you shouldn’t be thinking those thoughts and reading mine.” It’s a school for X-Men and the principal comes out floating on a levitating chair.

He passed all the tasks but he failed the academic test. I’m like, “I don’t know, he’s on a feeder school for the school for X-Men. [unintelligible 00:09:40] failed the test.” I go, “Tell me about this test.” They were like, “Yes, it’s very straight forward. We sit them down at a computer.” I’m like, “I’m sorry. Does it have a mouse?” They’re like, “Yes, there’s a mouse.” I go, “Okay, he’s never used a mouse. He’s just five years old.”

We had to teach him how to use a mouse in a computer so he could get in the school. Exact opposite kid. Your son and my son would be good friends. You know crypto, you know hacking, you know gaming and you’re a technologist and all those things led your partner to seek you out. You’re basically a technical founder because you can’t have Lottery.com online without a technical founder. You got the guy with the idea and then he’s like, “I’m going to go, Oh, shit, I don’t know how to code. I need Tony.”

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Tony comes in and you have the founder and the technical founder, you guys have the idea, you run into all kinds of legal hurdles. By the way, I don’t know the story but I’ve heard the story 100 times and it’s a fantastic story. You run into legal hurdles. People tell you, you can’t do it. You’re like, “Well, we’re too dumb to know that we can’t do it. We’re just going to go ahead and do it. We’ll let you know when it’s done, but goodbye.” You plowed ahead, on that basis. People go, “Wow, it’s going to be really hard,” and you go, “Hard is my business.”

“Where do I sign? Oh, it’s hard. Where do I sign up for that?” You know the meme where they put the Viking up or the guy from Game of Thrones and it’s, “Oh, zero chance of success and certainly death. Let’s go.”

Tony: I’m in.

Oren: I’m in.

Tony: No.

Oren: You’re headed down that. Now, tell us what Lottery.com is today so we can put it in a box and get excited about it.

Tony: Sure, sure. I’ll say, when Matt and I met, I think we’re very similar people. Definitely this was one of his ideas but it actually flipped a little bit. Meaning I was forced to learn how to be a storyteller and how to do the pitch and how to raise money and to be the front man for all of that. I’m actually a terrible programmer. I’m the worst PHP developer in the world. I only learned that because I wanted to figure something out. It’s a little bit different than I think the traditional.

You have two co-founders, one’s the front man, one’s the tech guy. [unintelligible 00:12:05] were very similar. We were just forced to go different directions and I became the front man for that. My education the last six years has been about how do you tell a story? Because I think that is the most important skillset that you can ever learn is telling a story. We’re all wired to tell a story.

Oren: I have a question for you on that, which just, it’s going to sound crazy and out of nowhere, but how do you tell a story? [laughs]

Tony: Good question. How do you tell a story? The first question that you have to ask yourself is, why should anybody care about the storytelling? It has to, at all times be compelling and all that anybody wants. If you just put yourself in the spot of who’s either reading it or listening to it or whatever, it’s like, “Why should I care? If you can’t keep that up consistently, then people are going to just like stop listening or stop reading, et cetera.

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I’ll say in the terms of deal making or pitching, et cetera, that’s incredibly important obviously. Also, we are all wired to not only tell stories, but to absorb information through stories and back to like historic days is like, if you can not tell a story, you’re not getting your point across. I’ll say the model that I love a lot, by the way, I love your books. They’ve been incredibly influential of like how I tell stories, all of it. I’ll say I’m trying to distill this whole thing is, say where you were, where you are, have some like hook after that and then where you’re going.

What people want to know, especially in a pitch or any type of deal is like, what is the vision going forward of all of this? I’ll say the best, if you want to study storytelling, read the Gettysburg Address 100 times. I know that sounds weird, but the Gettysburg Address, it’s two minutes. If you read it out loud, it’s about two minutes. Lincoln did that, the speaker that came before him talked for about two and a half hours, history does not remember who that person was. He was a general but he just talked and talked and talked about all these things. This is a lesson in brevity, but also in storytelling.

What Lincoln does in that short two minutes is he says, “Here we were, four score and seven years ago, our forefathers,” et cetera.

Oren: Oh, wait, doesn’t it start. “But, soft. What light through yonder window breaks? [unintelligible 00:14:50] Juliet.” [crosstalk] Oh, sorry. That was the other [unintelligible 00:14:55], yes.

Tony: That was the other one.

Oren: Sorry, go ahead. I thought that’s how it went but you’re right with your version.

Tony: It’s like, “Here we were, and now here we are, we’re here to commemorate this events right now that happened here.” Then there’s a sense of renewal where he talks about, “Here’s what we need to happen.” Then he talks about the future. For me a lot of my influences if you’re telling a story, obviously you have to have a protagonist and what you’re doing, which is usually you, especially if you’re doing a pitch about whatever you’re doing, but it’s, this is where we were, this is where we are and here’s where we’re going.

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The idea to the audience is, you want to be part of this story. If you can hook them into that, then they want to be part of it. Whether they’re partners or investors, or what have you then that’s what you want. Anyways at the highest level, the way to tell a story is where you were, where you are and where you’re going. That’s very powerful, just at the root of all things.

Oren: I’ve now asked to have my 998,000 questions. Tell us the story of Lottery.com in today’s terms so we can get excited about it.

Tony: Sure. We started about six years ago. It took us five years to get five states open. Basically, meaning you can actually play the lottery from your phone. In the last year, we’ve opened up seven states. A lot of it, honestly whatever the silver lining of COVID is, is that once the quarantine happened, people now can not walk in with a paper money and walk out with a paper ticket. All of the States have realized, “Oh, we cannot continue business as usual. We have to go online. We have to modernize.”

Back to your point, here’s the trends that actually force things to happen is you don’t have a choice anymore. We were in 12 states now, we look to open up another five to 10, probably this year. Also we’re very aggressive on international expansion. Also, I’ll say this, again, what our long-term vision is, is to become a global marketplace for games of chance, whatever those are. Those can be, there’s multiple types of games that can be considered games of chance.

Oren: Games of chance like the outcome of my life, for example.

Tony: Exactly.

Oren: [unintelligible 00:17:24] game of chance that I’m currently playing. It’s very difficult to win and the emotional lows are incredible, and it just takes everything to get up in the morning and play that game. Oh, I’m sorry, too much information?

Tony: No, it’s perfect.

Oren: What are the other games of chance?

Tony: It could be, casino games, sweepstakes, daily fantasy, sports poking, sports booking, all sorts of sport betting. All of that are games of chance effectively. Just think of us as like an Amazon. Our vision is to just be a global marketplace for all of these players and wherever you are on the planet, you open up our app. In my opinion, I think we have the best URL and domain and brand that we can possibly have. Our name is literally our industry. We are a lottery. Whatever that means is we can onboard and bring them under the tent of Lottery.com, which I think is the benefit of everybody.

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Oren: Lottery is notorious for crazy stories. Guy wins the lottery. Moves to Texas, builds a castle, buys a real cannons, attacks the castle with real cannon and has Knights and horses running around, but he’s also building a spaceship and it has lasers and that’s just the beginning. People who win lotteries go bonkers. Tell us a lottery story that strikes your mind as exciting. Interesting, weird, strange, compelling.

Tony: Sure. That’s a good question. I think definitely that is the wrap on lottery winners who are people who are thrust into the limelight and have a lot more cash than they know what to do with. One is—

Oren: Oh, they know what to do with it. They know what to do with it. Step one is go to eBay. Step two is pick one of these three categories, Vikings, weapons, and military paraphernalia and Pokemon cards and then sort by highest price and click buy now. They know what to do with it.

Tony: [laughs] Exactly. [unintelligible 00:19:49] a lot of stories, honestly like a side story. I love what Elon is doing with his money. Which is crazy shit. He is doing stuff that in my opinion, all millionaires should be doing like build flame throwers, figure out how to burrow underground, build your own city. That’s what Elon is doing with his capital. I love all of that. Back to lottery winners. I’m sure it’s a shock, if all of a sudden you’re worth $50 million, $60 million.

We have a program that, when we’ve had a million dollar, when we haven’t had a huge winner, a $50 million plus winner, but to have that at least fully paid for education, have a financial advisor, figure out what you want to do, at least take a breather. Honestly, my advice is, if you win a lottery, take a big breath. Your world is going to change. It’s like being famous just out of the gate and you have to really take some distance, get some perspective on what your future is going to be. Otherwise, things are not going to be good.

One of the reasons we exist is to help mature all of this. So much of it has been through our state by state, nobody really has a handle on how to help people. Also a lot of people don’t believe that people who win a whole bunch of money need some help, but they absolutely do need some help, and so to just bring some sanity to the entire marketplace, that’s part of what we do.

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Oren: Well, just you send them over to me, I will help them.

Tony: [laughs] [unintelligible 00:21:22] Buy bitcoin.

Oren: I tell you, true story. In the deal business, when I had a partner, you don’t do 30 deals a year, you have one or two deals a year in a small firm, low volume when you win, the paydays are quite big. My partner we close maybe two deals a year and pretty soon he bought a house and a Rolls Royce and had an aeroplane. There’s really nothing else left to buy for him and so we would close a deal, he’d make a couple million bucks or more on it and he would start rifling through the newspaper. He’d find a really hard luck story. Then he’d call up his press agent, or the guy who worked for us, and he’d go, “Contact this family, bring me all their medical bills, all of them.”

He’d come in with everything, and he’d just pay them all down to zero. No newspaper, didn’t want any press on it. He’s really not that guy that’s why I’m telling the story. He’s not, anyway, this is recorded and going to be on the internet forever so let me just— That’s not the first thing, when you close a deal the first thing that pops in your mind is not-

Tony: Sure.

Oren: -but eventually that’s just where he ended up. He just find hard luck stories in the newspaper and go, “Give me all their medical bills,” and that became the thing he did with his winnings, and I learned a lot from that, that lottery winners could take under advisement.

Tony: Absolutely. Also one of the things that we’ve started it’s called Win Together. You can go to wintogether.org to see this is a charitable sweepstakes platform. Meaning, if you donate $10 we give you 10 sweepstakes entries into winning something awesome, but that’s honestly just a mechanism if you already care about a cause, we just want to give you the reason to pull the trigger on that, the incentive to do it.

Our pilot campaign is with the Arbor Day Foundation, they plant trees, they’ve planted millions of trees over the last 50 years, but whatever you’re doing, and I think that’s very core to our ethos is win together. Meaning whatever game you’re playing, ultimately that will benefit somebody in need, and that’s honestly true of the lottery, that’s a misconception is that about 30% of whatever you’re spending in your lottery ticket if you’re spending $1 about 30 cents actually goes to your state, usually in the education department, sometimes veterans et cetera.

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I won’t claim that all of that money is spent wisely, but that’s another reason of why we’re here is to bring transparency into how those lottery dollars are actually spent state by state, government by government. As we bring transparency we can bring accountability. That’s just a natural follow on. I don’t know if that makes sense but—

Oren: Yes, it does Tony. I do feel like your Win Together program is a bit of a criticism of my program, which is Loose Together.

[laughter]

Yes, I mean, it’s just like all my friends are very familiar with it. One thing I love about living in San Diego is in Miramar, we have jet overflights, it’s really hard to run a business because all afternoon, when the Jets fly over you cannot have a phone conversation. You can’t concentrate. It just shakes your bones, but the great thing is you go my taxes, like, “Oh, you’re driving on a road? Do you have a fire department?”

Tony: Yes, exactly.

Oren: F-22 raptors flying over. There was a band called Pretty Boy Floyd. Do you ever hear them? [unintelligible 00:25:15] how old.

Tony: I don’t know about them.

Oren: How old are you? You’re 31, 29, 28?

Tony: No, well, thank you. I’m 41 right now.

Oren: Yes, you might’ve— There’s a band called Pretty Boy Floyd. There was another band opening for them called Something, and they got into a fight with the second band that was opening, so the second band that was opening for Pretty Boy Floyd canes their name to Ugly Kid Joe.

Tony: Oh, yes, Okay.

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Oren: Ugly Kid Joe actually got more famous than Pretty Boy Floyd, so Loose Together my organization Loose Together might still have a chance of becoming big.

Tony: I like it, I’m in.

Oren: I hear that this box is your space and maybe we can get somewhere from having to spend our time together. If philanthropic causes or doing something economic but give the Toms Shoes giveaway shoes and there’s all kinds of ways people try and plaster on. Especially since Tom came out with that or the eyeglass company we ship one to Africa kind of thing

I don’t mean to be dismissive about it, but it’s a plaster on Silicon Valley, San Francisco trend, buy a washing machine [unintelligible 00:26:32]. Send a washing machine to Central America. A lot of that stuff does feel like hipster want to do good, staple on do gooderism, in order to advance your consumerism and you’re .com. You guys are pure-play, which I love. Which is, you’ve got the lottery, a percentage of the lottery does go to services, does go to humanitarian things, it trickle down to your community.

Is there anything you would tell somebody who is trying to grow their company in a way that they could? I know Peter Diamandis and Tony, and other guys who are very philanthropically oriented. How can you attach your, I know this is off topic from lottery.com, but I think your perspective on this would be really amazing. How can you attach your desire to help people to your commercial enterprise that doesn’t seem cheesy, stapled on, a hipster invoke cliché and is real and authentic?

Tony: It starts with whatever the company is actually doing. I do believe in just, it starts even in hiring. Is like you have to have a real mission that benefits the world. I don’t think you can start a new company and then expect it to be huge now without having some way to give back and to make the world a better place and whatever that means in your actual space. You’re not going to attract great talent. Younger generations they for sure, they want to work for a company that is doing actual good in the world.

Oren: I just want to point out to people that the founder of Lottery.com is now lecturing you on doing good in the world. I just want to point out where we’ve arrived through the course of this conversation, but authentically and for real. I don’t want you to feel like you’re in some a Twilight zone Time warp, but that’s what’s really happening. Yes, please.

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Tony: You have to do that. We named it wintogether.org because if you go back and look at like the launch festival in 2015, look at that video. Win Together is one of our absolute core tenants, which means nobody has to lose for us to win. It’s not a zero sum game in capitalism, against companies, but just in the world is like we can all win. The way that we do that is just figuring out ways to work together. That’s how we treated every partner and every state or country that we’ve talked to is like, “How do we make a deal that makes us all happy? That’s beneficial to everybody so that we all feel like we’ve won.” Nobody has to lose.

Then at the deepest root is like, “How can we actually help people?” One, in the lottery space is just that I’ll say stage one or version one is to just increase sales. There’s more money coming to the state, which essentially comes to usually the education department or veterans, et cetera. Version two of that is to bring more transparency to where that money goes. We have better accountability to it. Then version three is really how can we run our own games that are direct impact for whatever cause that we’re talking about like Arbor Day or UNICEF or [unintelligible 00:29:59] program and to have more direct impact on a global scale but that’s also completely transparent.

I think what happens a lot is, people play or they donate to charitable sweepstakes and then they get fatigued. They don’t see what is actually happening with their money or their dollar or their donation. Eventually, they stopped playing. The way to do that is just be very legit, very transparent about, here’s where your money went. Here’s what it did. Here’s the lives that are affected and here’s how it made the world a little bit better than it was yesterday.

Oren: Man, in a minute or two, I have left with you. I like to point out things about my guests that they may not know about themselves. One thing about you is, we came on this show. We have a big audience and big distribution. I didn’t tell you what to say. I didn’t say, “Don’t come on and—” As a matter of fact, I said, “Let’s promote a Lottery.com and tell us about the company and get people interested.” You could come on and be as pitchy and commercial and salesy as you want. Where do you go? You end up doing none of that and end up on philanthropy, cause base and helping people. That’s very interesting to me.

Tony: Thank you.

Oren: Open agenda, be as pitchy as you want. Let’s just go to where you feel comfortable and where you feel comfortable is helping people, giving to community, having the money, go down to making an impact and making sure that people want to come and have an impact and help others. That’s fascinating to me. That’s where you ended up on your own. That’s where your natural gravitational pull is. I think that’s interesting.

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Second thing about you that strikes me is, when you say you’re a good pitchman. One thing that you do is you don’t have any ums or— my brain just flickers and I go, “Um-,” and it’s like the lights. It’s like an earthquake. The lights just shut down and I’d have to regroup and it’s just um or uh or, nothing I can do. My editing guys have to like spend hours thinking, “We have special software that look for ums.” 108 ums were found and the software goes and takes those all out.

If you listen to SmartLess, Jason Bateman and the podcast and everything, those guys are professional actors and comedians. They have what you have, or you have what they have. There’s no um or uh. You just have these little ticks that when your mind is thinking, and you don’t have that— you just have a very natural tick and there’s no um. We never have a sense that your brain is shutting down and it’s just very smooth and flowing.

You cover over your ums with a couple very natural ticks that are pleasing to listen to and the overall effect is, you’re smooth, slow is smooth and smooth is fast. You’re very smooth. Well-spoken, articulate and your thoughts are organized in your head and we’re getting a window into organized and information. It’s very beautiful to listen to you talk and describe things. That’s a second thing. Yes.

Tony: Well, thank you. I appreciate that.

Oren: Thank you for coming on the show and making me look bad. Or maybe [unintelligible 00:33:29] on the show and I make you look better because the things you’re so good at we’re bad at—

Tony: Thank you so much for having me on. Please write more books. I’ve loved both of them. Honestly they have totally informed how I tell stories and anyways, it’s incredible. I love what you’re doing and it’s so important. Even in a bigger aspect outside of business is just learn how to tell stories, because that is the way to communicate whatever you’re doing in life. Tell stories and get really good at telling stories. That’s just the way that people understand things. I love everything you’re doing and I want to be part of it. Please keep doing it.

Oren: Thank you, Tony. I do appreciate you moving our focus away from just pure entrepreneurialism, pure capital, pure technology, and also incorporating that we have to bring the people less fortunate than ourselves along with our fortunate circumstances. Thank you for highlighting that. Very few people do, and I deeply appreciate it.

Tony: Thank you. I appreciate you. Keep doing it, man.

Oren: [unintelligible 00:34:43]

[music]

[00:34:56] [END OF AUDIO]

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